June 22, 2010
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of the Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	The Hartford Financial Services Group, Inc. (the “Company”) Form 10-Q for the Fiscal Quarter Ended March 30, 2010 Filed on April 29, 2010 File No. 001-13958
Dear Mr. Rosenberg:
We are in receipt of your June 11, 2010 letter providing comments from the staff of the Securities and Exchange Commission (the “Staff”) related to the filing listed above. We intend to provide a response to the Staff on or before Friday, July 2, 2010.
Should you or your staff need to reach us, please feel free to contact me at (860) 547-5991 or my colleagues Leslie Soler at (860) 547-2939 or Donald Hunt at (860) 547-5040.
Sincerely,
/s/ Beth A. Bombara
Beth A. Bombara
Senior Vice President and Controller